Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant:

Microsoft Corporation

Name of persons relying on exemption:

Trillium Asset Management, LLC

Address of persons relying on exemption:

One Congress Street, Suite 3101, Boston, MA 02114

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

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2

Microsoft Corporation
Vote FOR Proposal 4

Shareholder proposal requesting Microsoft Corporation

provide enhanced disclosure of climate plans

Dear Microsoft Corporation Shareholder,

Trillium Asset Management, LLC (“Trillium”) urges you1 to vote FOR Proposal 4, the shareholder proposal requesting “Microsoft provide additional information illustrating how it will meet its climate-change related commitments” at the Microsoft Corporation (“Microsoft”) annual meeting of shareholders on December 8, 2026. The proposal seeks additional disclosure regarding the company’s plan to reach its 2030 greenhouse gas (GHG) emissions reduction targets.

The Proposal

RESOLVED: Given the company’s growing GHG emissions and the challenge of meeting its goals, shareholders request Microsoft disclose additional information illustrating how it will manage its climate commitments. This disclosure should be beyond existing disclosures, at reasonable cost, omitting proprietary information, and made annually.

For the following reasons, we are urging Microsoft shareholders to vote FOR Proposal 4:

1.	When first Microsoft announced its carbon negative goal in 2020, the company said progress requires "not just a bold goal but a detailed plan."[2] It went on to identify transparency as one of its seven guiding principles for its climate plan, arguing that real progress requires real transparency. With emissions now 62% above its 2020 baseline,[3] the proposal asks Microsoft to simply hold itself to its own reasoning and apply the very same principles it articulated in 2020: show the plan, be candid about the math, and explain how it will adapt.

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1 This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy and Trillium Asset Management, LLC will not accept proxies if sent. Trillium Asset Management, LLC urges shareholders to vote for the proposals discussed in this communication following the instructions provided on the management’s proxy mailing. The cost of this communication is being borne entirely by Trillium Asset Management, LLC.

2 https://blogs.microsoft.com/blog/2020/01/16/microsoft-will-be-carbon-negative-by-2030/

3 https://cdn-dynmedia-1.microsoft.com/is/content/microsoftcorp/microsoft/msc/documents/presentations/CSR/2026-Microsoft-Environmental-Data-Fact-Sheet-PDF.pdf

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Microsoft Corporation’s proxy statement.

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2.	The proposal seeks information, best captured in a climate transition plan, that could better allow investors to evaluate the company’s success in meeting its 2030 climate targets. Microsoft regularly provides forward-looking information to its investors, offering projections and predictions on its financial performance.[4] Similarly, the company could provide forward-looking information, appropriately caveated, on its climate transition, allowing investors to evaluate an area of potential significance to the company.

3.	Because Microsoft is the subject of intense ongoing public, regulatory, and investor scrutiny, we believe it has a strong incentive to manage risks to its credibility, reputation, brand value, and ability to attract top talent. Providing greater transparency on its plans to reach its 2030 climate targets could better inform investors of the company’s potential risk exposure should it fall short of achieving its stated commitments.

4.	Leading corporate climate transition plans are available to serve as model disclosures for Microsoft. Although the proposal does not specifically call on Microsoft to issue a climate transition plan, such plans contain many of the disclosures investors seek. Ball Corporation, [5] National Grid,[6] BHP,[7] Danone,[8] Philip Morris,[9] Aviva,[10] and KPMG[11] have issued climate transition plans which may provide decision-useful information to their investors and stakeholders.

5.	Climate change is widely considered a macroeconomic threat,[12,13] and for diversified investors, it has the potential to erode long-term returns, primarily driven by the performance of the overall economy.[14] Disclosure detailing on how the company is managing climate transition risk may be valuable to universal owners who view climate change as a systemic risk.

I.	When announcing its 2030 climate targets, Microsoft asserted that progress required a “detailed plan” and that it would embrace “effective transparency.” The proposal simply asks the company to deliver on this promise

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4 https://www.microsoft.com/en-us/investor/events/events-recent?speaker=&eventType=earnings&eventFiscalYear=&eventMonth=

5 https://www.ball.com/getattachment/1682b13b-4f76-43ab-a111-733d2d70889f/NET-ZERO-REPORT-2023.pdf

6 https://www.nationalgrid.com/document/151931/download

7 https://www.bhp.com/-/media/documents/investors/annual-reports/2024/240827_bhpclimatetransitionactionplan2024.pdf

8 https://www.danone.com/content/dam/corp/global/danonecom/about-us-impact/policies-and-commitments/en/danone-climate-transition-plan-2023.pdf

9 https://www.pmi.com/resources/docs/default-source/pmi-sustainability/pmi-climate-transition-plan-2025.pdf

10 https://www.aviva.com/sustainability/sustainability-at-aviva-overview/taking-climate-action/transition-plan/#download-the-transition-plan

11 https://assets.kpmg.com/content/dam/kpmgsites/xx/pdf/2025/09/climate-transition-plan.pdf

12 https://link.springer.com/article/10.1007/s10640-023-00831-0

13 https://oecdecoscope.blog/2025/09/08/new-oecd-long-run-scenarios-focus-on-the-trade-off-between-carbon-mitigation-and-climate-damage/

14 https://www.unepfi.org/psi/wp-content/uploads/2012/06/universal_ownership_full.pdf

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In 2020, Microsoft acknowledged the scientific consensus that the world was generating more GHG emissions than it could absorb, noting that, “Once excess carbon enters the atmosphere it can take thousands of years to dissipate.”15 It stated that achieving net-zero emissions was “an ambitious – even audacious – goal, but science tells us that it’s a goal of fundamental importance to every person alive today and for every generation to follow,” and then it announced a set of ambitious goals to reduce and “ultimately remove” its carbon footprint. Microsoft provided additional insight into its goal-setting motivation, saying, “While the world will need to reach net zero, those of us who can afford to move faster and go further should do so” (emphasis added).16

We agree, and we think this argument remains a compelling reason for the company's climate ambition, especially now that Microsoft is one of the world's most valuable companies17 and among the best positioned to lead.

Since 2020, the rapid development and expansion of AI has changed the emissions landscape for Microsoft. To power its growing fleet of data centers, it has found low-carbon solutions in nuclear power and renewables, but it has also found high-carbon solutions – such as reliance on new natural gas power generation.18,19 Also since 2020, the climate outlook has changed, with scientists warning that the world will cross the 1.5°C threshold in the next “few years.”20 In September, the executive director of the United Nation’s Environment Program admonished that, “There are no good outcomes if we remain above 1.5°C,” and reiterated, “Now is the time we must double down on climate action.”21

We believe that effective climate action is and will be challenging. In its 2020 announcement, Microsoft itself noted that “becoming carbon negative by 2030 would not be easy.” However, its following statement emphasized conviction, “But we believe it’s the right goal. And with the right commitment, it’s an achievable goal.” Microsoft then concluded its announcement by leaning into the importance of having a plan to achieve its goal, “We believe we launch this new initiative today with a well-developed plan and a clear line of sight, but we have problems to solve and technologies that need to be invented. It’s time to get to work.”22

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15 https://blogs.microsoft.com/blog/2020/01/16/microsoft-will-be-carbon-negative-by-2030/

16 Ibid.

17 https://247wallst.com/investing/2026/10/23/apple-is-just-42-billion-away-from-passing-nvidia-as-the-worlds-most-valuable-company/

18

https://www.chevron.com/newsroom/2026/q2/chevron-signs-20-year-power-agreement-with-microsoft-for-west-texas-data-center

19 https://www.latitudemedia.com/news/microsoft-is-embracing-off-grid-gas-for-west-virginia-data-centers/

20 https://www.unep.org/en/news-and-stories/press-release/unep-world-set-cross-15degc-global-warming-can-still-limit-adapt-and

21 Ibid.

22 https://blogs.microsoft.com/blog/2020/01/16/microsoft-will-be-carbon-negative-by-2030/

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II.	In our view, Microsoft’s existing climate-related disclosures are not a substitute for the robust, forward-looking information requested by the proposal. Such disclosure could allow investors to better evaluate the company’s success in meeting its 2030 targets.

Six years ago, Microsoft announced that by 2030, it would: 1) reduce its operational GHG emissions to near zero; 2) reduce its Scope 3 emissions by more than 50%; and 3) become carbon negative (i.e., remove more carbon dioxide than it emitted) across all scopes of its emissions. However, by the end of its fiscal year 2025, Microsoft’s operational and value chain emissions had exceeded its FY2020 baseline by 62%, attributable primarily to the growth of its AI business.23 With the company’s emissions rising well beyond its established targets, it is reasonable for investors to probe more deeply into Microsoft’s plans, strategies, and contingencies related to meeting its targets.

Yet Microsoft asserts that its existing climate-related disclosures – both voluntary and required by law – already provide shareholders with “extensive decision-useful information.” However, we believe that investors, rather than companies themselves, are best positioned to determine the information they need to fully assess a company’s climate risk. In fact, for many years, investors have urged companies to provide additional disclosure through shareholder proposals or private dialogue, including requests to provide sustainability reports, operational and value chain GHG emissions, Taskforce on Climate-Related Financial Disclosures and CDP (formerly Carbon Disclosure Project) reporting, GHG reduction targets, water stewardship activities, deforestation risk, and climate transition plans.

This call for greater transparency comes at a critical moment. With four years left to reach its 2030 targets, Microsoft has a narrow window during which to secure additional clean energy supply and drive down emissions across its organization and value chain. While timelines for the company’s critical energy and emissions reduction projects may shift, it is wholly implausible that Microsoft is ignorant of its path toward reaching its targets - and whether it is likely to hit them. Although the company’s 2026 Environmental Sustainability report discusses progress the company is making and initiatives it’s working on, we believe its reporting does not supplant the forward-looking information and analysis contemplated by the proposal. Microsoft could offer more detail to its investors, who may seek greater visibility into how the company is executing its climate-related plans and strategies, particularly when they have significant impacts on its business.

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23 https://trellis.net/article/microsoft-adjusts-climate-agenda-as-emissions-leap/

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Examples of meaningful disclosure may include, but are not limited to, the following list (Footnotes contain links to relevant disclosures):

•	Disclosure according to the Transition Plan Taskforce (TPT) Disclosure Framework - The TPT Disclosure Framework provides companies guidance on reporting valuable climate transition information – including their goals and targets as well as elements to achieve them such as emissions reduction pathway dependencies, key assumptions, milestones, short-, medium- and long-term action steps, and anticipated capex and opex. A comprehensive climate transition plan explains to shareholders, customers, and stakeholders how a company intends to adapt its business to meeting its climate targets and while reducing its climate risk.[24,25]
•	Contingency plan – Disclosure of a contingency plan could help answer an important question: What alternatives is Microsoft considering to reach its 2030 targets in the face of increasing supply chain and data center-related emissions? How is the company prepared to adapt?[26]
•	Stress test – Microsoft could stress test its strategies for achieving its 2030 targets. A stress test would analyze factors under the company’s control, such as its capital expenditures, as well as factors out of its control such as material costs, technology readiness, or grid interconnection delays. The results would indicate its confidence in delivering on its various initiatives.[27]
•	Anticipated emissions pathway to 2030 - Because Microsoft’s emissions have risen significantly in the last five years, publishing its anticipated emissions reduction trajectory compared with the IPCC’s low- and no-overshoot 1.5 degrees Celsius-aligned pathways[28] could help investors understand how the company envisions its path forward and whether it will overshoot the IPCC’s recommended pathways temporarily or for the medium-term.[29,30,31,32,33]
•	Enabled emissions – Microsoft sells AI software to the fossil fuel industry to facilitate oil and gas extraction.[34] To maintain its position as a credible climate leader, Microsoft should detail efforts to reduce emissions enabled by its AI software that is tailored for use by the fossil fuel industry.
•	Hourly clean energy matching data – In 2021, Microsoft set a 2030 target to hourly match 100% of its electricity consumption with clean energy. The company should disclose hourly clean energy matching data and explain why its target is no longer included in its sustainability reporting.

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24 https://static.aviva.io/content/dam/aviva-corporate/documents/socialpurpose/pdfs/2024-transition-plan.pdf

25 https://www.bhp.com/-/media/documents/investors/annual-reports/2024/240827_bhpclimatetransitionactionplan2024.pdf

26 https://www.ball.com/getattachment/1682b13b-4f76-43ab-a111-733d2d70889f/NET-ZERO-REPORT-2023.pdf#page=13

27 https://www.ball.com/getattachment/1682b13b-4f76-43ab-a111-733d2d70889f/NET-ZERO-REPORT-2023.pdf#page=58

28 https://www.unepfi.org/themes/climate-change/recommendations-for-policy-makers-on-net-zero-action-aligning-commitments-with-science-based-no-low-overshoot-1-5-c-scenarios/

29 https://www.nationalgrid.com/document/151931/download. See pages 11, 13, 14, 16, 17, 19, 20, and 21.

30 https://www.danone.com/content/dam/corp/global/danonecom/about-us-impact/policies-and-commitments/en/danone-climate-transition-plan-2023.pdf#page=5

31 https://www.danone.com/content/dam/corp/global/danonecom/about-us-impact/policies-and-commitments/en/danone-climate-transition-plan-2023.pdf. See pp. 20, 23, 26, 28,30, and 32

32 https://assets.kpmg.com/content/dam/kpmgsites/xx/pdf/2025/09/climate-transition-plan.pdf#page=11

33 https://www.pmi.com/resources/docs/default-source/pmi-sustainability/pmi-climate-transition-plan-2025.pdf#page=9

34 https://stand.earth/insights/microsofts-application-of-ai-to-accelerate-oil-gas-expansion/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Microsoft Corporation’s proxy statement.

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III.	Falling short of its climate targets may create risk to Microsoft’s credibility, reputation, brand value, and ability to retain top talent, supporting the need for greater disclosure

Credibility and reputational strength can influence investor trust in companies.35 Some studies demonstrate that reputation and higher management credibility, as measured by, among other things, transparency policies36 and forecast accuracy on company targets and metrics37,38 can lead to easier access to and lower cost of capital.39,40 Underpinning investors’ abilities to assess a company’s credibility and determine reputational strength is transparency, which is why disclosure of Microsoft’s anticipated next steps, contingencies, and strategies for hitting its 2030 targets – even in the face of the complexities it has expressed - could deliver investor-useful information.

Microsoft has spent billions developing its AI capabilities and building and leasing millions of square feet of data centers,41 which it has financed through operating cash flow, sizeable debt issuance, and tax incentives.42,43 While the company is among the Magnificent 7, its ability to execute on plans to monetize its AI products and services is an area of heightened investor scrutiny with regular speculation about the likelihood of its success.44,45,46 Similarly, we believe that Microsoft’s ability to execute on its climate targets deserves heightened scrutiny, as it could be an indicator of management’s facility in meeting its overarching corporate goals.

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35 https://www.academia.edu/40764564/Corporate_Reputation_and_Subsequent_Financial_Performance_A_Theoretical_Explanation_of_the_Mediating_Role_of_Trust

36 https://iiardjournals.org/get/IJBFR/VOL.%2011%20NO.%204%202025/FINANCIAL%20DISCLOSURE%20AND%20STOCK%2045-55.pdf

37 https://www.jstor.org/stable/24468521

38 https://econpapers.repec.org/article/sprreaccs/v_3a22_3ay_3a2017_3ai_3a2_3ad_3a10.1007_5fs11142-017-9391-5.htm

39 https://www.echoresearch.com/news-events/119-trillion-in-sp-500-firms-attributed-to-reputation/

40 https://www.sciencedirect.com/science/article/abs/pii/S0264999324001421

41 https://www.nytimes.com/2026/07/29/technology/microsoft-quarterly-earnings-report.html; https://www.datacenterdynamics.com/en/news/microsoft-brought-88-data-centers-online-in-fy2026/https://www.nytimes.com/2026/07/29/technology/microsoft-quarterly-earnings-report.html

42 https://www.sec.gov/Archives/edgar/data/789019/000119312526323660/msft-20260630.htm

43 https://www.cnbc.com/2025/06/20/tax-breaks-for-tech-giants-data-centers-mean-less-income-for-states.html

44 https://seekingalpha.com/article/4892519-microsoft-ai-investments-face-scrutiny

45 https://247wallst.com/investing/2026/10/01/wall-street-sees-40-upside-for-microsoft-as-ai-monetization-finally-pays-off/

46 https://www.barrons.com/articles/microsoft-stock-price-record-high-d6d67bab?mod=goog_fin_scbar

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8

If Microsoft is in danger of failing to meet its 2030 commitments, it could be subject to reputational risk as it is under intense public, regulatory, and investor scrutiny, and is the subject of legal action by investors alleging insufficient disclosure of its AI and cloud spending.47,48,49 Poor climate performance may also put Microsoft’s brand value at risk. According to the consultancy Brand Finance and the 2025 Sustainability Perceptions Index, the total amount of brand value tied to consumer belief in Microsoft’s sustainability was $22.7 billion in 2024, second only to Apple.50 In addition, because potential talent – specifically Gen Z and Millennial workers - consider a company’s environmental credentials when evaluating employers,51 underperformance in progressing toward its climate commitments could limit Microsoft’s access to critical talent.

In addition, Microsoft is currently the subject of significant public attention stemming from its construction and leasing of giant data centers, which has spurred community opposition in the U.S. and abroad 52,53,54,55 Concerns about sizeable water withdrawals needed for data center cooling, noise pollution, visual blight, higher electricity rates, and growing GHG emissions have stoked unwelcomed pushback for the company.56,57 As a remedy, when Microsoft seeks local approvals to build and operate its data centers, it could build trust with impacted communities by embracing transparency, committing to mitigate impacts, and regularly informing community members of any changes to its sustainability initiatives.

Moreover, the importance of trust and credibility is not confined to access to capital, deployment of data centers, or legal entanglements. Trust and credibility are viewed as core issues to public acceptance and adoption of AI. However, according to a July 2026 Gallup survey of Americans, only 9% of respondents believe that AI “does more good than harm,” even as familiarity with the technology has increased.58 Similarly, only 27% of respondents trust businesses "a lot" or "some" to use AI responsibly.59 In addition, the Stanford University’s 2026 AI Index report notes that the number of global respondents saying AI products and services “make them nervous” has increased sharply since 2023.60

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47 https://www.reuters.com/legal/litigation/uk-competition-regulator-targets-microsofts-business-software-grip-2026-10-16/

48 https://www.reuters.com/legal/litigation/us-ftc-ramps-up-scrutiny-microsoft-over-ai-cloud-practices-questions-rivals-2026-02-13/

49 https://www.datacenterdynamics.com/en/news/microsoft-shareholders-file-lawsuit-over-ai-and-cloud-spending-and-business-disclosures/

50 https://brandirectory.com/reports/sustainability-perceptions-index/2024

51 https://www.deloitte.com/content/dam/assets-shared/docs/campaigns/2025/2025-genz-millennial-survey.pdf

52 https://www.cnet.com/tech/services-and-software/microsoft-build-2026-ai-data-centers-protesters/

53 https://www.theverge.com/tech/1003681/microsoft-data-centers-ai-environment-biomimicry

54 https://stand.earth/press-releases/community-and-environmental-groups-demand-microsoft-cease-operations-at-new-jersey-ai-data-center-after-investigation-alleges-use-of-unpermitted-polluting-gas-generators/

55 https://www.nytimes.com/2025/10/20/technology/ai-data-center-backlash-mexico-ireland.html

56 https://www.geekwire.com/2026/microsoft-responds-to-ai-data-center-revolt-vowing-to-cover-full-power-costs-and-reject-local-tax-breaks/

57 https://www.tmj4.com/news/racine-county/microsoft-pulls-plug-on-plans-for-244-acre-data-center-in-caledonia-after-community-pushback

58 https://news.gallup.com/poll/712751/americans-cool-toward.aspx

59 Ibid.

60 https://hai.stanford.edu/ai-index/2026-ai-index-report/public-opinion

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Building and maintaining credibility on deployment of AI and the data centers that house it appears to be a cross-cutting and significant issue for Microsoft. By providing the disclosure requested in the proposal, the company could honor the value that investors place on transparency while simultaneously allowing them to assess the credibility of its plans for fulfilling its climate commitments.

IV.	Leading corporate climate transition plans can serve as model disclosures for Microsoft

Through their public-facing climate transition plans, other companies are providing the types of disclosures that this proposal requests of Microsoft. For example:

•	National Grid publishes scenario analyses to guide its “strategic decision-making process and support the delivery of [its] climate targets.”[61] It describes the assumptions, dependencies and uncertainties underpinning its plan to reach its near-term science-based and its 2050 near-zero emissions reduction targets. Additionally, it outlines its near-term action steps and compares its anticipated high- and low-emissions reduction pathways to a 1.5°C scenario pathway.[62]
•	Ball Corporation provides a comprehensive set of scenario analyses describing factors that could impact its ability to reach its net-zero by 2040 emissions reduction target. Importantly, it outlines alternative strategies for achieving its target in case its pathway dependencies change. [63],64 It also stress tests the robustness of each of its emissions reduction strategies and reports the results of its analysis through a heat map.[65]
•	BHP set near-term and net-zero targets for its operational GHG emissions and publishes its anticipated emissions reduction pathways to 2030 and 2050, respectively. Danone[66,67] set near-term science-based and 2050 net-zero emissions reduction targets and publishes its anticipated emissions reduction pathways to 2030 compared to a 1.5°C scenario pathway.[68] Note: Microsoft published an emissions reduction pathway for its Scopes 1- 3 emissions in 2020, but has not subsequently.[69]

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61 https://www.nationalgrid.com/document/151931/download#page=11

62 https://www.nationalgrid.com/document/151931/download. See pages 11, 13, 14, 16, 17, 19, 20, and 21.

63 https://www.ball.com/getattachment/1682b13b-4f76-43ab-a111-733d2d70889f/NET-ZERO-REPORT-2023.pdf#page=13

64 https://www.ball.com/getattachment/1682b13b-4f76-43ab-a111-733d2d70889f/NET-ZERO-REPORT-2023.pdf#page=34

65 https://www.ball.com/getattachment/1682b13b-4f76-43ab-a111-733d2d70889f/NET-ZERO-REPORT-2023.pdf#page=58

66 https://www.danone.com/content/dam/corp/global/danonecom/about-us-impact/policies-and-commitments/en/danone-climate-transition-plan-2023.pdf#page=5

67 https://www.danone.com/content/dam/corp/global/danonecom/about-us-impact/policies-and-commitments/en/danone-climate-transition-plan-2023.pdf. See pp. 20, 23, 26, 28,30, and 32.

68 https://www.danone.com/content/dam/corp/global/danonecom/about-us-impact/policies-and-commitments/en/danone-climate-transition-plan-2023.pdf#page=24. See footnote.

69 https://blogs.microsoft.com/blog/2020/01/16/microsoft-will-be-carbon-negative-by-2030/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Microsoft Corporation’s proxy statement.

10

We believe these additional disclosures are critical to help investors assess how Microsoft’s board and management are navigating the business opportunities afforded by developing its AI products while meeting its existing climate commitments. Indeed, the billions of dollars invested in AI model development, training and testing, microchips, and data centers call for more transparency on Microsoft’s plans rather than less.

V.	Climate transition plan disclosure may prove valuable to universal owners who view climate change as a systemic risk

Climate transition plan disclosure may be valuable to universal owners who view climate change as a systemic risk. Given that the growth and stability of the economy is a key driver of long-term portfolio returns for diversified investors, climate change is an important consideration, beyond its impact on Microsoft itself.

Due to the current and predicted wide-ranging impacts of climate change, it is considered by many as a significant macroeconomic threat.70,71 In fact, one study shows that the nominal returns of an average portfolio comprising 60% equities and 40% bonds could be 10-40% lower over the next 40 years due to climate change impacts, relative to a baseline without additional climate impacts.72 Further, a 2024 study by the EDHEC-Risk Climate Impact Institute has introduced a new model demonstrating there is a heightened risk of downward revisions to global equity valuations if the pace of decarbonization does not accelerate. It states that “[t]he difference in equity valuations between a no-climate-damage world and a world with climate damages can be significant, ranging from less than 10% if prompt and robust abatement action is taken, rising to more than 40% in a close-to-no-action case.”73

Enhanced climate-related disclosure can benefit universal holders and broadly diversified investors by improving their ability to assess system-wide financial risks that climate change poses across portfolios, sectors, and the real economy. For investors whose long-term returns depend on overall economic health, greater transparency on climate risks helps identify externalities—such as potential physical damage and transition risk—that can reduce aggregate market returns if left unmanaged. Within this context, it is important for investors to understand how individual companies are acting to increase or decrease risks to their wider portfolios. Uneven reporting or underreporting of investor-useful information by companies may thwart investors’ abilities to fully assess these risks.

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70 https://link.springer.com/article/10.1007/s10640-023-00831-0

71 https://oecdecoscope.blog/2025/09/08/new-oecd-long-run-scenarios-focus-on-the-trade-off-between-carbon-mitigation-and-climate-damage/

72 https://www.gic.com.sg/uploads/2023/04/GIC-ThinkSpace-Climate-Scenario-Analysis.pdf

73 https://link.springer.com/article/10.1007/s10640-024-00953-z

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For these reasons, we believe Microsoft has the responsibility to act in ways that broadly advance shareholder interests, and increased transparency around its climate risk mitigation efforts is a reasonable step toward that goal.

VI.	Responses to specific claims made in Microsoft’s opposition statement

Microsoft contends that implementing the proposal would require a “separate, stand-alone report.” That assertion is incorrect. Nowhere does the proposal dictate where Microsoft should report the requested information. The company also claims that the proposal would require it to “[focus] on speculative future outcomes.” Yet Microsoft regularly publishes projections and predictions such as short- and long-term guidance, detailed revenue projections, anticipated operational and capital expenditures, and earnings compound annual growth rate.74 In its publications, including its 2026 Environmental Sustainability, it includes the caveat that its predictions and projections, i.e. its forward-looking statements, may materially differ from actual outcomes. We believe that Microsoft could and should apply the same caveats to the information requested by the proposal.

VII.	Conclusion

Without additional disclosure, it may prove difficult to gauge how successful Microsoft will be in reaching its 2030 GHG reduction targets. Greater transparency could prepare investors for any significant strategic pivots the company might have to make to fulfill its commitments, and it could also help investors understand whether Microsoft is at risk of diminished credibility, reputational or brand damage, limited ability to attract top talent or simply a lack of investor confidence should it fall well short of its targets.

We therefore urge you to vote FOR Proposal 4 on Microsoft’s proxy card.

If you have any questions or need additional information, please contact Andrea Ranger at aranger@trilliuminvest.com.

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74 https://view.officeapps.live.com/op/view.aspx?src=https://cdn-dynmedia-1.microsoft.com/is/content/microsoftcorp/OutlookFY27Q1.pptx

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Microsoft Corporation’s proxy statement.

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IMPORTANT NOTICE: The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

This communication does not create and is not intended to create a “group” for purposes of Section 13(d) of the Exchange Act. Trillium does not seek any agreement, arrangement, or understanding regarding the voting or disposition of securities, nor will Trillium join in any such joint agreement if asked. Recipients are expected to make their own independent voting decisions.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED.

Please execute and return your proxy card according to Microsoft Corporation’s instructions.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Microsoft Corporation’s proxy statement.